UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 21, 2008

Commission File Number 2-39621

United Fire & Casualty Company

(Exact name of registrant as specified in its charter)

Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

_ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 21, 2008, United Fire & Casualty Company and Mr. John A. Rife signed an amendment to various options issued to Mr. Rife by the company. The amendment provided (a) each option shall vest and be exercisable immediately and (b) upon Mr. Rife's normal retirement from the company, each option shall be exercisable until the tenth anniversary of its issuance.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

At the meeting of the Board of Directors of United Fire & Casualty Company held on November 21, 2008, the directors approved certain amendments of United Fire & Casualty Company's Bylaws. The amendment is effective November 21, 2008.

Section 4 of Article VI was revised to provide for limitation of director liability and indemnification of directors to the fullest extent allowable under Iowa law and to provide for indemnification of officers to the same extent as directors, and for officers who are not directors to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors, or contract, subject to certain limitations. These changes will assist us in continuing to attract and retain the best available individuals for positions on our Board of Directors and as officers.

A blackline copy of the Bylaws showing the amendment is filed as Exhibit 99.2 to this report.

Item 8.01. Other Events.

On November 21, 2008, United Fire & Casualty Company issued a press release announcing that the Board of Directors declared a dividend of $0.15 per share to be paid on January 2, 2009 to Company shareholders of record on December 15, 2008.

Item 9.01. Financial Statements and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Exhibits.

The following exhibits are furnished herewith.

Exhibits	
99.1	Amendment to Nonqualified Stock Option Agreements for John A. Rife
99.2	Full Text of United Fire & Casualty Company Bylaws (Blacklined Showing November 21, 2008 Changes)
99.3	Press Release dated November 24, 2008, Announcing Quarterly Dividend on Common Stock

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

November 24, 2008
(Date)

/s/ Randy A. Ramlo
Randy A. Ramlo, President and Chief Executive Officer

EXHIBIT 99.1

AMENDMENT
TO
NONQUALIFIED STOCK OPTION AGREEMENTS

PURSUANT TO THE
UNITED FIRE & CASUALTY COMPANY, INC.
2008 STOCK PLAN

THIS AMENDMENT TO NONQUALIFIED STOCK OPTION AGREEMENTS is dated this 21st day of November, 2008, between United Fire & Casualty Company, Inc. (the “Company”) and John Rife (the “Optionee”).

WHEREAS, the Company and the Optionee have entered into those certain Nonqualified Stock Option Agreements (the “Option Agreements”) set forth on Exhibit A, in the form set forth on Exhibit B, all pursuant to the United Fire & Casualty 2008 Stock Plan (the “2008 Stock Plan”), formerly known as the United Fire & Casualty Nonqualified Employee Stock Option Plan; and

WHEREAS, the Optionee is now an employee of the Company;

WHEREAS, the Company desires to amend the Option Agreements to accelerate the vesting of each of the Option Agreements set forth on Exhibit A and to provide that the Optionee may exercise each of the Option Agreements to permit the Optionee to exercise the Option Agreements at any time up to the termination of the Option Period of each Option Agreement;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the parties hereto hereby mutually covenant and agree as follows:

1. Pursuant to Section 2(a) of each Option Agreement and Section 4.b of the 2008 Stock Plan, Section 2(a) of each Option Agreement is amended to read as follows:

> “(a) The aggregate number of shares of Stock optioned by this Agreement shall vest and be exercisable immediately.”

2. Section 4(b) of each Option Agreement is amended to read as follows:

> “Retirement. If Optionee’s employment is terminated due to the Optionee’s normal retirement from the Company, the Options granted hereby shall terminate and become unexercisable as of the expiration of ten (10) years from the date of this Nonqualified Stock Option Agreement.”

UNITED FIRE & CASUALTY COMPANY, INC.		OPTIONEE	
	/S/		/S/
By:	Randy A. Ramlo, President and Chief Executive Officer		John A. Rife
Dated:	November 21, 2008	Dated:	November 21, 2008

EXHIBIT A

Rife, John

Issued	# Issued	Vests	Expires	Unexercised	Exercised	Expired	Price
4/1/1999	236.2	4/1/2000	4/1/2009	0.0	236	0	26.12
4/2/1999	236.2	4/1/2001	4/1/2009	0.0	236	0	26.12
4/3/1999	236.2	4/1/2002	4/1/2009	0.0	236	0	26.12
4/4/1999	236.2	4/1/2003	4/1/2009	0.0	236	0	26.12
4/5/1999	236.2	4/1/2004	4/1/2009	0.0	237	0	26.12
	1,181.0			**0.0**	**1,181.0**	**0.0**	
2/18/2000	1,000	2/18/2001	2/18/2010	0	1,000	0	20.12
2/18/2000	1,000	2/18/2002	2/18/2010	0	1,000	0	20.12
2/18/2000	1,000	2/18/2003	2/18/2010	0	1,000	0	20.12
2/18/2000	1,000	2/18/2004	2/18/2010	0	1,000	0	20.12
2/18/2000	1,000	2/18/2005	2/18/2010	0	2,000	0	10.06
	5,000			**0**	**6,000**	**0**	
2/16/2001	1,000	2/16/2002	2/16/2011	0	1,000	0	21.13
2/16/2001	1,000	2/16/2003	2/16/2011	0	1,000	0	21.13
2/16/2001	1,000	2/16/2004	2/16/2011	0	1,000	0	21.13
2/16/2001	1,000	2/16/2005	2/16/2011	0	2,000	0	10.565
2/16/2001	1,000	2/16/2006	2/16/2011	0	2,000	0	10.565
	5,000			**0**	**7,000**	**0**	
2/15/2002	1,000	2/15/2003	2/15/2012	0	1,000	0	30.32
2/15/2002	1,000	2/15/2004	2/15/2012	0	1,000	0	30.32
2/15/2002	1,000	2/15/2005	2/15/2012	0	2,000	0	15.16
2/15/2002	1,000	2/15/2006	2/15/2012	0	2,000	0	15.16
2/15/2002	1,000	2/15/2007	2/15/2012	1,000	1,000	0	15.16
	5,000			**1,000**	**7,000**	**0**	
2/21/2003	1,000	2/21/2004	2/21/2013	0	1,000	0	31.70
2/21/2003	1,000	2/21/2005	2/21/2013	0	2,000	0	15.85
2/21/2003	1,000	2/21/2006	2/21/2013	0	2,000	0	15.85
2/21/2003	1,000	2/21/2007	2/21/2013	1,500	500	0	15.85
2/21/2003	1,000	2/21/2008	2/21/2013	2,000	0	0	15.85
	5,000			**3,500**	**5,500**	**0**	
2/20/2004	2,000	2/20/2005	2/20/2014	0	4,000	0	21.66
2/20/2004	2,000	2/20/2006	2/20/2014	0	4,000	0	21.66
2/20/2004	2,000	2/20/2007	2/20/2014	4,000	0	0	21.66
2/20/2004	2,000	2/20/2008	2/20/2014	4,000	0	0	21.66
2/20/2004	2,000	2/20/2009	2/20/2014	4,000	0	0	21.66
	10,000			**12,000**	**8,000**	**0**	

Issued	# Issued	Vests	Expires	Unexercised	Exercised	Expired	Price
2/18/2005	4,000	2/18/2006	2/18/2015	4,000	0	0	32.39
2/18/2005	4,000	2/18/2007	2/18/2015	4,000	0	0	32.39
2/18/2005	4,000	2/18/2008	2/18/2015	4,000	0	0	32.39
2/18/2005	4,000	2/18/2009	2/18/2015	4,000	0	0	32.39
2/18/2005	4,000	2/18/2010	2/18/2015	4,000	0	0	32.39
	20,000			**20,000**	**0**	**0**	
2/17/2006	4,000	2/17/2007	2/17/2016	4,000	0	0	39.13
2/17/2006	4,000	2/17/2008	2/17/2016	4,000	0	0	39.13
2/17/2006	4,000	2/17/2009	2/17/2016	4,000	0	0	39.13
2/17/2006	4,000	2/17/2010	2/17/2016	4,000	0	0	39.13
2/17/2006	4,000	2/17/2011	2/17/2016	4,000	0	0	39.13
	20,000			**20,000**	**0**	**0**	

Total	**Issued**	**Unexercised**	**Exercised**	**Expired**
	71,181	**56,500**	**34,681**	**0**

EXHIBIT B

NONQUALIFIED STOCK OPTION AGREEMENT

Pursuant to the
UNITED FIRE & CASUALTY COMPANY, INC.
NONQUALIFIED EMPLOYEE STOCK OPTION PLAN

THIS AGREEMENT is dated this _____ day of ________________, _____, between United Fire & Casualty Company, Inc. (the "Company") and John Rife (the "Optionee").

WHEREAS, the Optionee is now an employee of the Company and the Company desires to afford the Optionee the opportunity to acquire stock ownership in the Company so that the Optionee may have a direct proprietary interest in the Company's success; and

WHEREAS, the Company has approved the United Fire & Casualty Company, Inc. Nonqualified Employee Stock Option Plan (the "Plan") pursuant to which the Company may, from time to time, enter into stock option agreements with certain of its eligible employees, as therein defined ("Eligible Employees");

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the parties hereto hereby mutually covenant and agree as follows:

1. **Grant of Option.** Subject to the terms and conditions set forth herein, the Company hereby grants to the Optionee during the period commencing on the date of this Agreement and ending on the earlier of the applicable date specified in Paragraph 4 or the date which is ten (10) years from the date of this Agreement (the "Option Period") Nonqualified Stock Options to purchase from the Company, at a price of $________ per share, up to but not exceeding in the aggregate __________ shares of the Company's Common Stock ("Stock"), such number being subject to adjustment as provided in the Plan.

2. **Exercise of Option.** Subject to such other limitations as may be provided by the Board (as defined in the Plan), the Option granted in Paragraph 1 of this Agreement may be exercised as follows:

(a) The aggregate number of shares of Stock optioned by this Agreement shall be divided into installments, and may be purchased according to the following schedule:

(i) The first installment shall be in an amount equal to twenty percent (20%) of the Shares optioned hereunder, and shall be exercisable, in whole or in part, commencing one (1) year from the date of this Agreement;

(ii) The second installment shall be in an amount equal to twenty percent (20%) of the Shares optioned hereunder, and shall be exercisable, in whole or in part, commencing two (2) years from the date of this Agreement;

(iii) The third installment shall be in an amount equal to twenty percent (20%) of the Shares optioned hereunder, and shall be exercisable, in whole or in part, commencing three (3) years from the date of this Agreement;

(iv) The fourth installment shall be in an amount equal to twenty percent (20%) of the Shares optioned hereunder, and shall be exercisable, in whole or in part, commencing four (4) years from the date of this Agreement;

(v) The fifth installment shall be in an amount equal to twenty percent (20%) of the Shares optioned hereunder, and shall be exercisable, in whole or in part, commencing five (5) years from the date of this Agreement;

Any of the above installments may be accelerated as provided in Section 5 of the Plan.

(b) To the extent not exercised, installments shall accumulate ("Accrued Installments") and be exercisable by the Optionee, in whole or in part, in any subsequent year included in the Option Period but not later than the expiration of the Option Period.

(c) In no event shall any Option granted hereby be exercisable for a fractional share.

(d) From time to time, in its discretion, the Board may offer the Optionee the right to cancel any Options granted hereunder in exchange for such consideration as the Board shall determine.

3. **Method of Exercising Option and Payment of Option Price.** The Option hereby granted shall be exercised by the Optionee by delivering to the Secretary of the Company, from time to time, on any business day (the "Exercise Date"), a signed, written notice (the "Notice") specifying: (i) the Optionee's election to exercise such Option, (ii) the number of shares the Optionee then desires to purchase, and (iii) the day, which shall be not less than 10 nor more than 30 days from the date of such Notice, on which such shares will be purchased (the "Purchase Date"). The purchase price for the shares shall be paid on the Purchase Date in cash, certified check, bank draft, or postal money order to the order of the Company for an amount in United States Dollars equal to the option price for the number of shares specified in the Notice (the "Total Option Price").

4. **Termination of Options.** The Options granted hereby shall terminate and be of no force or effect upon the expiration of ten (10) years from the date of this Agreement unless terminated prior to such time under any of the following circumstances:

(a) Termination of Employment. If Optionee's employment is terminated for reasons other than death, disability or retirement, the Options granted hereby shall terminate and become unexercisable as of the earlier of: (i) the expiration of the applicable Option Period, or (ii) 30 days after the termination of employment occurs, provided however, that the Company may, in its discretion, extend said date up to and including a date one year following such termination of employment.

(b) Retirement. If Optionee's employment is terminated due to the Optionee's normal retirement from the Company the Options granted hereby shall terminate and become unexercisable as of the earlier of: (i) the expiration of the applicable Option Period, or (ii) one (1) year after the date of Optionee's retirement.

(c) Disability. If Optionee's employment is terminated due to the Optionee becoming disabled, the Options granted hereby shall terminate and become unexercisable as of the earlier of: (i) the expiration of the applicable Option Period, or (ii) the first anniversary of the date of the termination of employment by reason of disability.

(d) Death. If Optionee's employment is terminated due to Optionee's death, the Options granted hereby shall terminate and become unexercisable as of the earlier of: (i) the expiration of the

applicable Option Period, or (ii) the first anniversary of the date of death of such Optionee. Any Accrued Installments of a deceased Optionee may be exercised prior to their expiration by (and only by) the person or persons to whom the Optionee's Option right shall pass by will or by the laws of descent and distribution, if applicable, subject, however, to all of the terms and conditions of the Plan and this Agreement.

(e) Recapitalization; Merger and Consolidation. If the shares of the Company's Stock as a whole are increased, decreased, or changed into or exchanged for a different number or kind of shares or securities of the Company, whether through merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split, combination of shares, exchange of shares, change in corporate structure, or the like, an appropriate and proportionate adjustment shall be made in the number and kinds of shares of Stock subject to this Agreement and in number, kinds, and per share exercise price of shares subject to unexercised Options or portions thereof granted prior to such change. Any such adjustment in an outstanding Option, however, shall be made without a change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each share of stock covered by the Option. No fractional shares shall be issued as a result of any such adjustment.

If the Company or the Stockholders of the Company enter into an agreement to dispose of all or substantially all of the assets or capital stock of the Company by means of a sale, merger, consolidation, reorganization, liquidation, or otherwise, all installments under this Option Agreement shall become immediately exercisable with respect to the full number of shares subject to this Option Agreement, and the Options granted hereby shall terminate and become unexercisable unless exercised during the period commencing as of the later of the date of execution of such agreement, or six (6) months after the date the Option is granted, and ending as of the earlier of the Option Expiration Date, or the date on which the disposition of assets or capital stock contemplated by the agreement is consummated.

Notwithstanding the foregoing, in the event that any such agreement shall be terminated without consummating the disposition of said stock or assets:

(i) any unexercised non-vested installments that had become exercisable soley by reason of the provisions of this Subsection 4(e) shall again become non-vested and unexercisable as of said termination of such agreement, and

(ii) the exercise of any option that had become exercisable solely by reason of this Subsection 4(e) shall be deemed ineffective and such installments shall again become non-vested and unexercisable as of said termination of such agreement.

Notwithstanding the foregoing provisions, the Board (or the Committee, if so authorized by the Board) may, at its election and subject to the approval of the corporation purchasing or acquiring the stock or assets of the Company (the "surviving corporation"), arrange for the Optionee to receive upon surrender of Optionee's Option a new option covering shares of the surviving corporation in the same proportion, at an equivalent option price and subject to the same terms and conditions as the old Option. For purposes of the preceding sentence, the excess of the aggregate fair market value of the shares subject to such new option immediately after consummation of such disposition of stock or assets over the aggregate option price of such shares of the surviving corporation shall not be more than the excess of the aggregate fair market value of all shares subject to the old Option immediately before consummation of such disposition of stock and assets over the aggregate Option Price of such shares of the Company, and the new option shall not give the Optionee additional benefits which such Optionee did not have under the old Option or deprive the Optionee of benefits which the Optionee had under the old Option. If such substitution of options is effectuated, the Optionee's rights under the old Option shall thereupon terminate.

Any determination made by the Board with respect to any matter referred to in this Paragraph 4 shall be final and conclusive on all persons affected thereby. Employment by the Company shall be deemed to include employment of the Optionee by, and to continue during any period in which the Optionee is in the employ of, any subsidiary.

5. **Optionee.** Whenever the word *Optionee* is used in any provision of this Agreement under circumstances where the provision should logically be construed to apply to the estate, personal representative, or beneficiary to whom this Option may be transferred by will or by the laws of descent and distribution, the word *Optionee* shall be deemed to include such person.

6. **Assignability.** Except as otherwise provided herein, the Option is not transferable by the Optionee otherwise than by will or the laws of descent and distribution and is exercisable during the Optionee's lifetime only by the Optionee. No assignment or transfer of this Option, or of the rights represented thereby, whether voluntary or involuntary, by operation of law or otherwise, except by will or the laws of descent and distribution, shall vest in the assignee or transferee any interest or right herein whatsoever, but immediately upon any attempt to assign or transfer this Option the same shall terminate and be of no force or effect.

7. **Rights as a Stockholder.** The Optionee shall not be deemed for any purpose to be a stockholder of the Company with respect to the shares represented by this Option except with respect to shares as to which this Option has been exercised, payment and issue has been made as herein provided, and the Optionee's name has been entered as a stockholder of record on the books of the Company.

8. **The Company's Rights.** The existence of this Option shall not affect in any way the right of power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or other stocks with preference ahead of or convertible into, or otherwise affecting the Common Stock of the Company or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of the Company's assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

9. **Preemption by Applicable Laws or Regulations.** Anything in this Agreement to the contrary notwithstanding, if, at any time specified herein for the issuance of shares to the Optionee, any law, regulation, or requirements of any governmental authority having appropriate jurisdiction shall require either the Company or the Optionee to take any action prior to or in connection with the shares of Stock then to be issued, sold, or repurchased, the issue, sale, or repurchase of such shares of Stock shall be deferred until such action shall have been taken.

10. **Resolution of Disputes.** Any dispute or disagreement that shall arise under, or as a result of, or pursuant to, this Agreement shall be determined by the Board in its absolute and uncontrolled discretion, and any such determination or any other determination by the Board under or pursuant to this Agreement shall be final, binding, and conclusive on all persons affected thereby.

11. **Amendments.** The Board shall have the right, in its absolute and uncontrolled discretion, to alter or amend this Agreement, from time to time, in any manner, for the purpose of promoting the objectives of the Plan, but only if all agreements granting options to purchase shares of the Company's Stock pursuant to the Plan that are in effect and not wholly exercised at the time of such alteration or amendment shall also be similarly altered or amended with substantially the same effect, and any alteration or amendment of this Agreement by the Board shall, upon adoption thereof by the Board,

become and be binding and conclusive on all persons affected thereby without requirement for consent or other action with respect thereto by any such person. The Company shall give written notice to the Optionee of any such alteration or amendment of this Agreement by the Board as promptly as practical after the adoption thereof. The foregoing shall not restrict the ability of the Optionee and the Company by mutual consent to alter or amend this Agreement in any manner that is consistent with the Plan and approved by the Board. The Optionee and the Company agree that this Agreement shall be subject to any provision necessary to assure compliance with federal and state securities laws.

12. **Notice.** Any notice that either party hereto may be required or permitted to give to the other shall be in writing and may be delivered personally or by mail, postage prepaid, addressed as follows: to the Company at United Fire & Casualty Company, Inc. 118 Second Avenue S.E. Cedar Rapids, IA 52401 or at such other address as the Company, by notice to the Optionee, may designate in writing from time to time; to the Optionee, at his or her address as shown on the records of the Company, or at such other address as the Optionee, by notice to the Secretary of the Company, may designate in writing from time to time.

13. **Tax Withholding.** The Company shall have the right to deduct from any payment hereunder any federal, state, local, or employment taxes that it deems are required by law to be withheld. At the request of the Optionee, or as required by law, such sums as may be required for the payment of any estimated or accrued income tax liability may be withheld and paid over to the governmental entity entitled to receive the same.

14. **Fractional Shares.** Any fractional shares concerning this Option shall be eliminated at the time of exercise by rounding down for fractions of less than one half (1/2) and rounding up for fractions of equal to or more that one half (1/2). No cash settlements shall be made with respect to fractional shares eliminated by rounding.

15. **Governing Law.** All matters relating to this Agreement shall be governed by the laws of the state of Iowa, without regard to the principles of the conflicts of laws, except to the extent preempted by the laws of the United States.

16. **Construction.** This Agreement has been entered into in accordance with the terms of the Plan, and wherever a conflict may arise between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall control. All of the terms and conditions of the Plan are incorporated herein by reference.

17. **Qualified Nature of Agreement.** This Agreement is intended to be an agreement concerning a stock option arrangement that is not qualified under Section 422 of the Code (as defined in the Plan), and this Agreement shall be so construed.

18. **General.** The Company shall at all times during the term of the Option reserve and keep available such number of shares of Stock as will be sufficient to satisfy the requirements herein, shall pay all original issue and transfer taxes with respect to the issue and transfer of shares pursuant hereto and all other fees and expenses necessarily incurred by the Company in connection herewith, and will from time to time use its best efforts to comply with all laws and regulations that, in the opinion of counsel for the Company, shall be applicable thereto. This Agreement shall not be deemed to limit or restrict the right of the Company to terminate the Optionee's employment relationship at any time, for any reason, for or without cause.

19. **Regulatory Compliance.** No Stock shall be issued hereunder until the Company has received all necessary regulatory approvals and has taken all necessary steps to assure compliance with

federal and state securities laws or has determined to its satisfaction and the satisfaction of its counsel that an exemption from the requirements of the federal and applicable state securities laws are available.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer and the Optionee has signed this Agreement as of the date first above written.

UNITED FIRE & CASUALTY COMPANY, INC.

By: ____________________________________ Dated: __________________________

____

Optionee: ____________________________________

Grant date: ____________________________________

Number of options: ____________________________________

Grant price: ____________________________________

OPTIONEE

Signed: ____________________________________ Dated: __________________________

John Rife

EXHIBIT 99.2

Blacklined to show amendments adopted November 21, 2008.

BYLAWS

UNITED FIRE & CASUALTY COMPANY

ARTICLE I

STOCKHOLDERS

Section 1. ANNUAL MEETING

The annual meeting of the stockholders of this Corporation, for the election of directors and for the transaction of such other business as may properly come before the meeting, shall be held on the third Wednesday in the month of May of each year, provided the Board of Directors of the Corporation may fix some other date which is within thirty (30) days before or after said date. If the day designated above or fixed by the Board of Directors is a legal holiday, the meeting shall be held on the following business day. The hour of the meeting shall be fixed by the Chairman of the Board of Directors. All meetings shall be held at the office of the Corporation in Cedar Rapids, Iowa.

Section 2. QUORUM

At any meeting of the stockholders of this Corporation a majority of the common stock outstanding, represented in person or by written proxy, shall constitute a quorum for the transaction of business.

Section 3. ADJOURNMENT

If less than a quorum is in attendance at any meeting, the meeting may be adjourned by a majority in interest of the stockholders present, in person or by proxy, from time to time without further notice other than by announcement at the meeting, until the holders of the amount of stock necessary to constitute a quorum attend.

Section 4. VOTING

Each stockholder shall be entitled to one vote for each share of stock registered in the stockholder’s name at any annual or special meeting of the stockholders of the Corporation upon all matters of business, including the election of directors (except as specially provided for minority representation), which vote may be exercised in person or by written proxy for each share of stock held by such stockholder. All proxies shall be filed with the Transfer Agent at least two days prior to the meeting for which said proxy is given.

Section 5. SPECIAL MEETINGS

The Chairman may call a special meeting of the stockholders at any time upon giving notice as hereinafter provided. Special meetings of the stockholders shall be called by the Chairman at any time upon the written request of stockholders representing fifty-one percent (51%) of the total stock outstanding and, in the event of the failure or refusal of the Chairman to issue a call upon such request, the stockholders representing fifty-one percent (51%) of the total stock outstanding may join in issuing a call to the stockholders for a special meeting.

Section 6. NOTICE

All calls or requests for regular or special stockholders’ meetings shall state what business is to be presented at the meeting, shall be in writing and shall be made by the Chairman or under the signature of the owners of the fifty-one percent (51%) of the total stock outstanding, giving not less than ten (10) days or more than sixty

(60) days written notice in person or by United States Mail addressed to the stockholders of record, which notice shall be considered given when addressed and mailed to the address of the person, firm or corporation as shown by the records of the Corporation.

Section 7. ORDER OF BUSINESS

The following order of business shall be observed at all annual and special meetings of the stockholders so far as practicable, viz: calling the roll; reading; correction and approval of minutes of the previous meeting; election of directors; report of officers; unfinished business; new business; adjournment.

ARTICLE II

DIRECTORS

Section 1. NUMBER AND CLASSES

The business of this Corporation shall be managed and controlled by a Board of Directors consisting of not less than nine (9), nor more than fifteen (15), the number of which shall be fixed by the Board of Directors and notice thereof given the stockholders at least fifteen (15) days prior to the meeting at which the election is to be held. The Board of Directors shall be divided into classes to be designated Class A, Class B and Class C, respectively. After the first election by classes, each class shall be elected for a term of three years. Only the class whose term expired in the year of election shall be elected at the stockholders meeting of that year unless the Board shall otherwise provide. If the Board of Directors fails to fix the number of directors which shall comprise the Board of Directors for the ensuing year or fails to give the notice herein prescribed to the stockholders, then the number of directors of the class to be elected at the annual meeting shall be the same as the number elected at the last prior election of such class, subject to change by the Board in the event minority nominations are made.

Section 2. PROPORTIONATE REPRESENTATION

The holder or holders, jointly or severally, of not less than one-fifth but less than a majority of the shares of the common Stock of the Corporation shall be entitled to nominate directors for election at the annual stockholders' meeting. In the event such nomination is made, the number of directors which the minority stockholders shall be entitled to elect shall be that proportion of the total number of directors (to the extent such number is divisible) which the number of shares held by the persons making such nomination bears to the whole number of shares issued; provided, the holder or holders of the minority shares of stock shall not be entitled to elect more than one-fifth (disregarding fractions) of the total number of directors to be elected for each one-fifth of the entire capital stock of such Corporation so held by them; and provided further that this section shall not be construed to prevent holders of a majority of the stock of the Corporation from electing the majority of the directors. If the term of any director previously elected by minority stockholders does not expire at the time of an election, the number of directors which the minority would otherwise be entitled to nominate at such election shall be reduced by the number of majority directors whose terms do not expire.

If, at any meeting of stockholders at which members of the Board of Directors are to be elected, minority shareholders hold the number of shares requisite under the Articles and Bylaws to make nominations, the meeting shall be recessed to enable the Board to change the previously fixed number of directors to be elected at the meeting, if the Board deems such a change necessary to accommodate the right of majority and minority representation on the Board.

No stockholder who has voted with the majority for the election of directors at such meeting or who has given an unrevoked proxy pursuant to a solicitation by management, which has obtained a majority of stockholder proxies, shall be regarded as a minority stockholder for purposes of such election and no stockholder who has been recognized as a minority stockholder for the purpose of one minority nomination shall be recognized for purpose of another nomination at the same election.

In case nominations are made by the requisite number of minority stockholders, the Board shall assign the minority stockholders' nominees to the classes which to it deems most appropriate to carry out the representative elective process as set forth in the Articles and these Bylaws.

Section 3. MEETINGS

The Board of Directors shall meet at the office of the Corporation, in the City of Cedar Rapids, Iowa, on the third Wednesday in the month of May of each year, unless such day be a legal holiday, in which case the meeting shall be held on the day following, immediately following the annual meeting of the stockholders. Regular meetings of the directors may be held without notice at such places and times as shall be determined from time to time by resolution of the directors.

Special meetings of the Board shall be held at the call of the Chairman, the Vice Chairman, the President in the absence of the Chairman and Vice Chairman, or the Secretary on the written request of any two directors (a) by giving at least two (2) days written notice thereof by ordinary mail to the last known address of each director or (b) by giving notice by telephone, facsimile or other electronic transmission not less than twenty-four (24) hours before the meeting.

Section 4. QUORUM

A majority of the directors shall constitute a quorum at any regular or special meeting. If at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained and no further notice thereof need be given other than by announcement at said meeting which shall be so adjourned.

Section 5. QUALIFICATIONS: VACANCIES

Every director shall be a stockholder and if any director shall sell or transfer all of the stockholder's stock in this Corporation so that the director is no longer a stockholder of the Corporation, such director shall at once cease to be a director. Any member elected to the Board of Directors for the first time on or after August 12, 1988 shall submit his or her resignation not later than the February after said member attains age 72, to take effect not later than the following annual meeting. The Board of Directors may fill all vacancies occurring in its membership between annual meetings of the stockholders or until such time as a successor is duly elected and qualified.

Section 6. POWERS: EXECUTIVE COMMITTEE

The Board of Directors may adopt, alter or repeal the Bylaws of the Corporation and may generally do any act or thing deemed necessary for the conduct and management of the business of the Corporation, subject only to the limitation imposed by law or the Articles of Incorporation, and including the election of an Executive Committee. The Board of Directors may vest said Executive Committee with the right to exercise any or all of the power to adopt, amend or alter Bylaws or fill vacancies on the Board of Directors or Officers.

Section 7. COMPENSATION

Compensation of directors, with the exception of the Chairman, shall be determined by the Board of Directors. The basis of such compensation shall be an annual stipend plus a fixed amount for attendance at each directors meeting. With the exception of the annual stipend, no compensation shall be allowed or paid to any director not in attendance at any meeting. No director shall receive a fee for services as such if such director draws a salary from the Corporation as an officer or employee. Other directors qualified to render special advisory services to the Corporation shall be paid such fees as shall be determined by the Board of Directors.

Compensation of the Chairman, including the awarding of any bonus and the amount thereof, shall be determined by the Compensation Committee.

ARTICLE III

OFFICERS

Section 1. NUMBER

The Board of Directors shall elect a Chairman, a Vice Chairman, a President, one or more Vice Presidents, one or more Secretaries, a Treasurer, and such other officers as it may deem advisable to appoint or elect. Any person may hold one or more offices at the same time, except that the offices of Chairman and Secretary cannot be held at the same time by one person. All of the said officers shall hold their offices by the will of the Board and be subject to removal by the Board at its pleasure. No officer of the Corporation need be a stockholder or a director except the Chairman. The officers elected by the Board of Directors shall have such powers, perform such duties and shall be entitled to such compensation as may be prescribed by the Board of Directors.

Section 2. CHAIRMAN

The Chairman shall preside at all meetings of the shareholders and the Board of Directors. Except where the signature of the President of the Corporation is required by law, the Chairman, in the absence of the President, shall have the same power as the President to sign all certificates, contracts, and other instruments of the Corporation which may be authorized by the Board of Directors, and shall have such other powers and duties as the Board of Directors, from time to time, may authorize.

Section 3. VICE CHAIRMAN

The Vice Chairman, in the absence of the Chairman, shall preside at all meetings of the directors and all meetings of the stockholders and shall perform such other duties as may from time to time be designated by the Board of Directors or the Chairman.

Section 4. PRESIDENT

The President, in the absence of the Chairman and Vice Chairman, shall preside at all meetings of the directors and all meetings of the stockholders and will have general management and control of the business and affairs of the Corporation while the directors and/or committees are not in session. The President shall exercise the general supervision of the Corporation and is authorized to perform all ordinary business transactions of the Corporation, including the authority to appoint and discharge employees and agents of the Corporation and fix their compensation and to make and sign contracts and agreements in the name of the Corporation. The President shall see that the books, statements and certificates required by the statutes under which this Corporation is organized or other laws applicable thereto are properly made and filed according to law.

Section 5. VICE PRESIDENT

The Vice Presidents, in order of seniority and in the absence of the Chairman, the Vice Chairman and the President, shall preside at all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may from time to time be designated by the Board of Directors, the Chairman or the President.

Section 6. TREASURER

The Treasurer shall receive and give or cause to be given receipts and acquittances for moneys paid in an account of the Corporation and advise the proper officers to pay out of the funds on hand all just debts of the Corporation of whatever nature upon maturity of the same; shall enter or cause to be entered in the books of the

Corporation to be kept for that purpose full and accurate accounts of all moneys received and paid out on account of the Corporation, and, whenever required by the Chairman or the President, the Treasurer shall render a statement of accounts; and shall keep or cause to be kept such other books as will show a true record of the expenses, losses, gains, assets and liabilities of the Corporation.

Section 7. SECRETARY

The Secretary shall, upon proper direction, give, or cause to be given, notice of all meetings of stockholders and directors, and all other notices required by law or by the Bylaws, and in case of the Secretary's absence, refusal or neglect so to do, any such notice may be given by any person thereunto directed by the Chairman, the Vice Chairman, the President or by the stockholders, upon whose requisition the meeting is called as provided in the Articles of Incorporation and in these Bylaws. The Secretary shall keep a record of all the proceedings of the meetings of the stockholders and of the directors in a book kept for that purpose. The Secretary shall have the custody of the seal of the Corporation and shall affix the same to instruments requiring it, when authorized by the directors, the Chairman, or the President and attest to the same. The Secretary shall perform all of the other duties incident to the office of Secretary and any other duties as may be assigned by the directors, the Chairman, or the President.

Section 8. EXECUTION OF INSTRUMENTS

All deeds, mortgages, conveyances, and contracts relating to real property of the Corporation shall be signed on behalf of this Corporation by the Chairman, the President or one of its Vice Presidents and countersigned by its Secretary or one of its Assistant Secretaries. All stock certificates, and all notes, bonds, or other evidences of indebtedness (not including surety bonds) and all releases and assignments shall be signed by the Chairman, the President or any one of its Vice Presidents and countersigned by its Secretary or one of its Assistant Secretaries. Surety bonds may be executed on behalf of this Corporation by any one of its officers. All release of mortgage liens, liens, judgments, or other claims that are required by law to be made of record, shall be executed on behalf of the Corporation by the Chairman, the President, any one of its Vice Presidents or the Secretary or Treasurer of the Corporation.

ARTICLE IV

CAPITAL STOCK

Section 1. CERTIFICATES OF STOCK

Certificates of stock, numbered and with the seal of the Corporation affixed, signed by the Chairman, the President or any one of the Vice Presidents, and the Secretary or an Assistant Secretary, shall be issued to each stockholder certifying the number of shares owned by the stockholder in the Corporation. When such certificates are signed by a transfer agent or an assistant transfer agent or by a transfer clerk acting on behalf of the Corporation and a registrar the signatures of such officers may be facsimiles. All such certificates shall bear the corporate seal or a facsimile thereof.

Section 2. LOST OR DESTROYED CERTIFICATES

A new certificate of stock may be issued in the place of any certificate theretofore issued by the Corporation, alleged to have been lost or destroyed, and the directors may, in their discretion, require the owner of the lost or destroyed certificate, or the owner's legal representative, to give the Corporation a bond in such sum as the directors may direct to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate.

Section 3. TRANSFERS OF STOCK

The shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other person as the directors may designate, by whom they shall be canceled, and new certificates shall thereupon be issued. A record shall be made of each transfer, and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

Section 4. CLOSE STOCK TRANSFER BOOKS

The Board of Directors shall have the power to close the stock transfer books of the Corporation for a period not exceeding fifty days preceding the date of any meeting of stockholders or the date for payment of any dividend or the date for the allotment of rights or the date when any change or conversion or exchange of capital stock shall go into effect or for a period of not exceeding fifty days in connection with obtaining the consent of stockholders for any purpose; provided, however, that in lieu of closing the stock transfer books as aforesaid, the Board of Directors may fix in advance a date, not exceeding fifty days preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining such consent, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of capital stock or to give such consent, and in such case such stockholders only as shall be stockholders of record on the date so fixed shall be entitled to such notice of, and to vote at, such meeting, or to receive payment of such dividend, or to receive such allotment of rights, or consent, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date fixed as aforesaid.

ARTICLE V

SURETY BONDS AND UNDERTAKINGS

Section 1. EXECUTION BY OFFICERS OF THE CORPORATION

The Chairman, the President, any one of the Vice Presidents, or an Assistant Vice President of Bonds shall have the power to bind the Corporation upon any and all policies of insurance, bonds, undertakings and other obligatory instruments by his or her signature and execution thereof attested by the signature of the Secretary or of an Assistant Secretary (which signatures, in lieu of an actual signature, may be a facsimile thereof and may be stamped, printed, or otherwise affixed thereto) and such execution of any such instrument shall be deemed to be the act of the Corporation.

Section 2. APPOINTMENT OF ATTORNEY IN FACT

The Chairman, the President, any one of the Vice Presidents, an Assistant Vice President of Bonds, or any other officer of the Corporation, may, from time to time, appoint by written certificates attorneys-in-fact to act in behalf of the Corporation in the execution of policies of insurance, bonds, undertakings and other obligatory instruments of like nature. The signature of any officer authorized hereby, and the corporate seal, may be affixed by facsimile to any power of attorney or special power of attorney or certificate of either authorized hereby; such signature and seal, when so used, being adopted by the Corporation as the original signature of such officer and the original seal of the Corporation, to be valid and binding upon the Corporation with the same force and effect as though manually affixed. Such attorneys-in-fact, subject to the limitations set forth in their respective certificates of authority shall have full power to bind the Corporation by their signature and execution of any such instruments and to attach the seal of the Corporation thereto. The Chairman, the President, any one of the Vice Presidents, an Assistant Vice President of Bonds, the Board of Directors or any other officer of the Corporation may at any time revoke all power and authority previously given to any attorney-in-fact.

ARTICLE VI

MISCELLANEOUS PROVISIONS

Section 1. FISCAL YEAR

The fiscal year of the Corporation shall begin on the first day of January and end on the thirty-first day of December in each and every year.

Section 2. CHECKS, DRAFTS, ETC.

All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officers or officers’ agents or agents of the Corporation in such manner as shall from time to time be determined by resolution of the Board of Directors or as herein provided by these Bylaws.

Section 3. NOTICE

Whenever any notice is required by these Bylaws to be given, personal notice is not meant unless expressly so stated; and any notice so required shall be deemed to be sufficient if given by depositing the same in a post office box in a sealed postpaid wrapper, addressed to the person entitled thereto at the person’s last known post office address, and such notice shall be deemed to have been given on the day of such mailing. Any notice required to be given under these Bylaws may be waived by the person entitled thereto. Stockholders not entitled to vote shall not be entitled to receive notice of any meeting except as otherwise provided by statute.

Section 4. INDEMNIFICATION

~~The Corporation shall, to the fullest extent permitted by law, indemnify and hold harmless each director and officer now or hereafter serving the Corporation or any of its subsidiaries, and if the directors adopt a Plan of Indemnification, the Corporation’s indemnification arrangement shall be as described in that Plan. Such right of indemnification shall not be deemed exclusive of any other right to which a director or officer may be entitled.~~

a. Directors. The Corporation shall, to the fullest extent permitted by law, indemnify and hold harmless each director now or hereafter serving the Corporation or any of its subsidiaries, and if the directors adopt a Plan of Indemnification, the Corporation's indemnification arrangement shall be as described in that Plan. Such right of indemnification shall not be deemed exclusive of any other right to which a director may be entitled. In addition to any other indemnification permitted by law, the Corporation shall indemnify and hold harmless each director now or hereafter serving the Corporation or any of its subsidiaries for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on the corporation or the shareholders; (3) a violation of section 490.833 of the Iowa Business Corporation Act; or (4) an intentional violation of criminal law.

b. Officers. In addition to any other indemnification permitted by law, the Corporation shall indemnify and advance expenses to an officer of the Corporation who is a party to the proceeding because the person is an officer (1) to the same extent as to a director and (2) if the person is an officer but not a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors, or contract, except for (a) liability in connection with a proceeding by or in the right of the Corporation other than for reasonable expenses incurred in connection with the proceeding or (b) liability arising out of conduct that constitutes (i) receipt by the officer of a financial benefit to which the officer is not entitled, (ii) an intentional infliction of harm on the corporation or the shareholders, or (iii) an intentional violation of criminal law.

The provisions of the foregoing paragraph shall apply to an officer who is also a director if the basis on which the officer is made a party to a proceeding is an action taken or a failure to take an action solely as an officer.

c. Non-exclusivity. The indemnification provided to a person by this Section 4 shall not be deemed exclusive of any other rights to which such person may be entitled by law or under any articles of incorporation, by-law, agreement, vote of shareholders or directors, or otherwise.

d. Effect of Repeal or Amendment. No repeal or amendment of this Section 4 shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment.

Section 5. SEAL

This Corporation shall have a corporate seal upon which shall be inscribed "United Fire & Casualty Company, Cedar Rapids, Iowa, Corporate Seal".

Section 6. TRANSFER AGENT

The Board of Directors shall have the authority to appoint a Transfer Agent. The Transfer Agent shall have charge of the original stock books, transfer books and stock ledgers of the Corporation. The Transfer Agent shall tabulate and inspect the proxies and shall determine the eligibility of any stockholder to make or vote upon a minority nomination, subject to the oversight of the Corporate Secretary. If so directed by the Board, the Secretary shall act as transfer agent for the Corporation. In this event, a proxy committee appointed by the Chairman shall inspect the proxies and determine the eligibility of a stockholder to make or vote upon a minority nomination.

Section 7. AMENDMENT

Except as otherwise provided in the Iowa Business Corporation Act or as otherwise provided by action of the shareholders of the Corporation, these Bylaws may be altered, amended or repealed and new Bylaws may be adopted at any meeting of the Board of Directors of the Corporation by a majority vote of the Directors present at the meeting.

EXHIBIT 99.3

UNITED FIRE GROUP®

118 Second Avenue SE, PO Box 73909
Cedar Rapids, Iowa 52407-3909
Contact: Randy A. Ramlo, President/CEO or
Dianne M. Lyons, Vice President/CFO, 319-399-5700

Board declares regular dividend on common stock

CEDAR RAPIDS, IOWA – November 24, 2008 – The board of directors of United Fire & Casualty Company (NASDAQ: UFCS) at its meeting on Friday, November 21, declared a regular quarterly dividend on the common stock of $0.15 per share. This dividend will be payable on January 2, 2009, to stockholders of record December 15, 2008.

About United Fire & Casualty Company

United Fire & Casualty Company is a regional insurer that, along with its insurance subsidiaries, offers personal and commercial property and casualty insurance and life insurance. The company markets its products principally through its regional offices in Cedar Rapids, Iowa (company headquarters); Denver, Colorado; and Galveston, Texas. For the 16th consecutive year, United Fire & Casualty Company has been named to the Ward's 50, a respected benchmark group of the industry's top-performing insurance companies. For the third consecutive year, our subsidiary, United Life Insurance Company has been named to the Ward's 50 Life & Health Insurance Companies. In March 2007 and 2008, United Fire & Casualty Company was named to Audit Integrity's Top 100 list of companies who demonstrate high corporate integrity. For more information about United Fire & Casualty Company and its products and services, visit our website, www.unitedfiregroup.com.